INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Interim Report

June 30, 2024

Contents

Pages

Unaudited Condensed Consolidated Statements of Profit or Loss	1
Unaudited Condensed Consolidated Statements of Financial Position	2
Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity	3
Unaudited Condensed Consolidated Statements of Cash Flows	4
Notes to the Unaudited Condensed Consolidated Financial Statements	5-19

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page i

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

		Group
		June 30	June 30
		2024	2023
	Notes	US$	US$

Revenue, net	4	43,732	304,208
Cost of goods sold		(21,995)	(226,058)
		21,737	78,150

Fair value gain on derivative financial instruments		-	-
Gain on changes in value of warrants		11,980	2,367,292
Interest income		280,565	365,293
Other income	5	-	10,137
		314,282	2,820,872
EXPENSES
Depreciation and amortization		(459,301)	(459,581)
Employee benefit expenses		(169,419)	(322,515)
Exchange (loss)/ gain, net		(7,085)	11,630
Finance costs	6	(718,508)	(338,540)
Office expenses and supplies		(11,714)	(21,839)
Other operating expenses		(2,318)	(88,574)
Professional and consulting expenses		(311,326)	(820,400)
Provision for loan receivable		(171,889)	-
Provision for due from associate		(14,626)	-
Provision for due from former companies		(11,733)	-
Provision for inventory written down		-	(345,000)
Provision for doubtful debts		-	(133,433)
Rental costs		(10,284)	(52,993)
Share of losses of associates		-	(84,093)
Travel and accommodation expenses		-	(1,949)
Total expenses		(1,888,203)	(2,657,287)

(LOSS)/ PROFIT BEFORE INCOME TAX		(1,573,921)	163,585
Income tax expense	7(a)	-	-
(LOSS)/ PROFIT FOR THE PERIOD		(1,573,921)	163,585

(Loss)/ profit for the period attributable to:
Owners of the Company		(1,273,242)	567,743
Non-controlling interests		(300,679)	(404,158)
		(1,573,921)	163,585

(Loss)/ earning per share
- Basic and diluted	9	(0.371)	0.273

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 1 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of Financial POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

		Group
		June 30	December 31
		2024	2023
	Notes	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		2,116	675,781
Trade receivables	10	43,732	-
Other receivables	10	481,146	17,354
Inventories	11	2,974,865	2,996,964
Other current assets	10	215	215
Loan receivable	12	-	-
Amount due from an associate	17	-	-
Amounts due from former group companies	13	-	-
Total current assets		3,502,074	3,690,314

NON-CURRENT ASSETS
Plant and equipment	14	1,050,250	1,444,460
Other assets – equipment deposits	15	24,260,847	24,260,847
Intangible assets	16	674,116	739,207
Investment in an associate	17	-	-
Total non-current assets		25,985,213	26,444,514
Total assets		29,487,287	30,134,828

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	18	1,176,319	926,669
Derivative financial instruments	19	1,449,000	1,449,000
Warrant liabilities		-	11,980
Total current liabilities		2,625,319	2,387,649

NON-CURRENT LIABILITIES
Convertible promissory notes	20	11,780,210	11,144,000
TOTAL LIABILITIES		14,405,529	13,531,649

NET CURRENT ASSETS		876,755	1,302,665

NET ASSETS		15,081,758	16,603,179

CAPITAL AND RESERVES
Issued capital (no par value 3,431,434 ordinary shares issued and outstanding as of June 30, 2024 and 3,410,434 ordinary shares as of December 31, 2023)	21	69,030,351	68,977,851
Other reserves	23	1,986,542	1,986,542
Accumulated losses		(55,094,720)	(53,821,478)
Equity attributable to owners of the Company		15,922,173	17,142,915
Non-controlling interests		(840,415)	(539,736)
TOTAL EQUITY		15,081,758	16,603,179

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 2 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company
Group	Issued Capital	Accumulated Losses	Other Reserves (Note 23)	Total	Non- Controlling Interests	Total Equity
	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	66,232,568	(40,190,104)	588,080	26,630,544	2,286,543	28,917,087
Profit for the period	-	567,743	-	567,743	(404,158)	163,585
Issuance of new ordinary shares	368,485	-	-	368,485	-	368,485
Balance as of June 30, 2023	66,601,053	(39,622,361)	588,080	27,566,772	1,882,385	29,449,157

Balance as of January 1, 2024	68,977,851	(53,821,478)	1,986,542	17,142,915	(539,736)	16,603,179
Loss for the period	-	(1,273,242)	-	(1,273,242)	(300,679)	(1,573,921)
Issuance of new ordinary shares	52,500	-	-	52,500	-	52,500
Balance as of June 30, 2024	69,030,351	(55,094,720)	1,986,542	15,922,173	(840,415)	15,081,758

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 3 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

		Group
		For the	For the
		Six Months Ended	Six Months Ended
		June 30	June 30
		2024	2023
	Notes	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/ profit before tax		(1,573,921)	163,585
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		459,301	459,581
Change in fair value of warrants		(11,980)	(2,367,292)
Share of losses of an associate		-	84,093
Interest accrued for convertible notes		636,210	294,800
Interest income from short term loan		-	(170,944)
Interest income from associate		-	(19,501)
Provision for doubtful debts		-	133,433
Provision for inventory written down		-	345,000
Net cash flows from changes in working capital	26	(235,775)	667,815
NET CASH USED IN OPERATING ACTIVITIES		(726,165)	(409,430)

CASH FLOWS FROM FINANCING ACTIVITY
Proceeds from shares issued		52,500	368,485
NET CASH PROVIDED BY FINANCING ACTIVITY		52,500	368,485

NET DECREASE IN CASH AND CASH EQUIVALENTS		(673,665)	(40,945)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		675,781	50,536

CASH AND CASH EQUIVALENTS AT END OF PERIOD		2,116	9,591

Analysis of cash and cash equivalents:

Cash and cash equivalents		2,116	9,591

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 4 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") IAS 34 "Interim Financial Reporting".

The unaudited condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these unaudited condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2023 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The unaudited condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Company and its subsidiaries are referred to as the "Group".

The Group incurred a net loss of US$1,573,921 (2023: profit of US$163,585) during the six months ended June 30, 2024. This condition indicates the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern.

Going Concern

The Group's unaudited consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2024, the Group had accumulated losses of US$54,860,296 and used cash in operating activities in the amount of US$726,165. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

For the period under review until the date of this report, the Group has raised a total of US$[52,500] from the selling of new shares and convertible notes for its operation. However, the Group will be required to generate revenues and profits to sustain ongoing operation cash requirements; short of which the Group will need to continue to build its capital base to fund its business plans.

To continue as a going concern, the Group will need continual short-term borrowings for our working and operating capital. In the longer term, the Group is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Group will continue as a going concern.

Based on the Group's current rate of cash outflows, cash on hand and short term borrowings, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

The Group's plans with respect to its liquidity issues include, but are not limited to, the following:

(a)	Continue to raise financing through the sale of its equity and/or debt securities;

(b)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Group is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Group can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Group to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations.

These unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 5 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The unaudited consolidated financial statements of the Group are presented in United States Dollars ("USD" or "US$"), unless otherwise stated.

Foreign Currency Translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars ("USD" or "US$" or "$"), which is the Group’s presentation currency.

The Company’s operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

(ii)	Transactions and balances

Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensive income.

Non- monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

(iii)	Group companies

The results of foreign operations whose functional currency is its home currency are translated into United States Dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, are translated into United States Dollars at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of such a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 6 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

New, revised or amended Accounting Standards and Interpretations adopted

(a)   Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of IMTE and its subsidiaries (collectively as the “Company”).

(b)  The IFRS Accounting Standards issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC.

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 18 “Presentation and Disclosures in Financial Statements”

IFRS 18 will supersede IAS 1” Presentation of Financial Statements”. The main changes comprise:

•	Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discounted operations categories.

•	The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•	Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as ‘other’ only if it cannot find a more informative label.

Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 7 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim unaudited condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

Associated company -The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Recognition of impairment losses- An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversals of impairment losses- In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

Any excess of the cost of acquisition over the Company's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognised at the date of acquisition is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Company's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3.	OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the chief executive officer (“CEO”). The CEO is considered to be the chief operating decision maker of the Group. The CEO considers that the Group has assessed and allocated resources on this basis. The CEO considers that the Group has seven operating segments for the period ended June 30, 2024 (2023: six), being (1) the sale of electronic glass, (2) sales of air-filter products, (3) sales of Halal products, (4) NFT, (5) corporate, (6) provision of consultancy and (7) provision of new energy products and solutions.

The CEO reviews Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The accounting policies adopted for internal reporting to the CEO are consistent with those adopted in the unaudited condensed consolidated financial statements.

The information reported to the CEO is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 8 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS (Continued)

Operating segment information

	Sales of electronic glass	Sales of air-filter products	Sales of Halal products	Provision of consultancy service	NFT	Provision of new energy products and solutions	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Unaudited Consolidated – 2024
For the six months ended June 30, 2024 Revenue
Sales to external customers	-	-	43,732	-	-	-	-	43,732
Total sales revenue	-	-	43,732	-	-	-	-	43,732
Gain on changes in value of warrants	-	-	-	-	-	-	11,980	11,980
Interest income	-	-	16,466	14	-	-	264,085	280,565
Total revenue	-	-	60,198	14	-	-	276,065	336,277

EBITDA								(396,112)
Depreciation and amortization								(459,301)
Finance costs								(718,508)
Loss before income tax								(1,573,921)
Income tax expense								-
Loss after income tax								(1,573,921)

As of June 30, 2024
Segment assets	24,260,846	1,045,333	534,013	470,409	246,145	3,632	2,926,909	29,487,287
Segment liabilities	-	(370,178)	(88,403)	(106,891)	(365)	-	(13,839,692)	(14,405,529)

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 9 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS (Continued)

Operating segment information (Continued)

	Sales of electronic glass	Sales of air-filter products	Sales of Halal products	Provision of consultancy service	NFT	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$
Unaudited Consolidated – 2023
For the six months ended June 30, 2023 Revenue
Sales to external customers	-	-	304,208	-	-	-	304,208
Total sales revenue	-	-	304,208	-	-	-	304,208

Gain on changes in value of warrants	-	-	-	-	-	2,367,292	2,367,292
Interest income	-	-	6,170	55	-	359,068	365,293
Other revenue	-	-	-	-	-	10,137	10,137
Total revenue	-	-	310,378	55	-	2,736,497	3,046,930

EBITDA							961,706
Depreciation and amortization							(459,581)
Finance costs							(338,540)
Profit before income tax							163,585
Income tax expense							-
Profit after income tax							163,585

As of June 30, 2023
Segment assets	14,260,846	3,360,421	2,807,622	14,692	290,770	16,572,601	37,306,952
Segment liabilities	(948)	(483,749)	(27,768)	(188,305)	(365)	(7,156,660)	(7,857,795)

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 10 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE

	Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$

Sale of Halal products	43,732	304,208

5.	OTHER INCOME

	Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$

Management consultancy fees income	-	10,137

6.	FINANCE COSTS

	Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$

Interest on short-term loan	82,298	43,740
Interest on convertible promissory note	636,210	294,800
	718,508	338,540

7.	INCOME TAX EXPENSE

Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$

Current tax expense	-	-
Income tax expense – Note 7(a)	-	-

(a)	The prima-facie tax on (loss)/ profit before income tax is reconciled to the income tax expense as follows:

Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$
Numerical reconciliation of income tax expense to prima-facie tax payable
(Loss)/ profit before income tax	(1,573,921)	163,585
Income tax benefit on loss before income tax at 30%	-	-
Difference in overseas tax rates	-	-
Less the tax effect of:
Temporary differences for the period for which no deferred tax is recognized	-	(163,585)
Income tax expense	-	-

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 11 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME TAX EXPENSE (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

Group
	June 30 2024	December 31 2023
	US$	US$

Balance brought forward	-	-
Exchange rate difference	-	-
Balance carried forward	-	-

8.	DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2024 (2023: Nil).

9.	(LOSS)/ EARNING PER SHARE

	Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$
Basic and diluted (loss)/ profit per share	(0.371)	0.273

(Loss)/ profit after income tax attributable to shareholders	(1,273,242)	567,743

	Period Ended June 30 2024	Period Ended June 30 2023
	No. of shares	No. of shares*
Weighted average number of ordinary shares as of January 1	3,410,434	2,052,359
Weighted average of shares issued during the period	19,243	24,903
Weighted average number of ordinary shares as of June 30	3,429,677	2,077,262

The (loss)/ profit per share was calculated based on the weighted average of 3,429,677 (2023: 2,077,262*) shares outstanding during the financial period.

* shares amended to adjust post share consolidation of 10 shares for 1 share effective from October 16, 2023.

10.	TRADE RECEIVABLES, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

(a) Trade receivables

	Group
	June 30 2024	December 31 2023
	US$	US$

Trade receivables	835,228	791,496
Less: Allowances for doubtful debts	(791,496)	(791,496)
	43,732	-

(b) Other receivables

	Group
	June 30 2024	December 31 2023
	US$	US$

Other receivables	2,785,069	888,901
Less: Allowances for provision	(2,303,923)	(871,547)
	481,146	17,354

The other receivables mainly relate to advances for purchase of halal products and inner layer film.

(c) Other current assets

	Group
	June 30 2024	December 31 2023
	US$	US$

Trade deposits	313,920	313,920
Other deposits	1,278,438	1,278,438
Provision for other current assets	(1,292,143)	(1,592,143)
	215	215

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 12 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	INVENTORIES

Inventories consist of the following:

	Group
	June 30 2024	December 31 2023
	US$	US$

Finished goods - halal products	74,995	98,304
Finished goods - displays and other products	4,600,000	4,600,000
Provision for inventories obsolescence	(1,700,130)	(1,701,340)
Total, net of allowance for inventories	2,974,865	2,996,964

12.	LOAN RECEIVABLE

	Group
	June 30 2024	December 31 2023
	US$	US$

Loan receivable	6,800,000	6,800,000
Loan interest receivable	273,889	102,000
Provision for loan receivable	(7,073,889)	(6,902,000)
	-	-

On September 15, 2022 the Company completed the sale of 100% of its equity interest in eGlass Technologies Ltd ("eGlass") to Capital Stone Holdings Limited ("Purchaser") for US$6.8 million ("Consideration"). The Purchaser agreed to pay the Consideration by issuing to the Company a debt instrument ("Loan"), which bears interests of 5% per annum, repayable in 2 years and secured against the shares of eGlass. The Purchaser has indicated an intention to list eGlass on the Australia Securities Exchange ("ASX") by July 2024. Pursuant to the sale purchase agreement between the parties, the Purchaser has the right to pay the Loan by giving the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5-day volume weighted average closing price ("VWAP"); provided that such price may not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser repay the Loan by transferring to the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan amount that could not be fully repaid by the eGlass shares would be settled by cash.

13.	AMOUNTS DUE FROM FORMER GROUP COMPANIES

	Group
	June 30 2024	December 31 2023
	US$	US$

Amounts due from former group companies - net	231,760	217,639
Provision for due from former group companies	(231,760)	(217,639)
	-	-

The amount due from former group companies are unsecured, interest at 5% per annum and repayable on demand.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 13 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	PLANT AND EQUIPMENT

Group	Fixtures and Equipment	Machinery	Total
	US$	US$	US$

As of December 31, 2023
Cost	157,528	3,915,997	4,073,525
Accumulated depreciation	(150,401)	(2,478,664)	(2,629,065)
As of December 31, 2023	7,127	1,437,333	1,444,460
Six months ended June 30, 2024
As of December 31, 2023	7,127	1,437,333	1,444,460
Depreciation	(2,210)	(392,000)	(394,210)
As of June 30, 2024	4,917	1,045,333	1,050,250

As of June 30, 2024
Cost	157,528	3,915,997	4,073,525
Accumulated depreciation	(152,611)	(2,870,664)	(3,023,275)
As of June 30, 2024	4,917	1,045,333	1,050,250

15. EQUIPMENT DEPOSIT

	Consolidated
	June 30 2024 US$	December 31, 2023 US$
Carrying value as at beginning of period/ year	24,260,847	14,260,847
Addition during the period/ year	-	15,000,000
Provision during the period/ year	-	(5,000,000)
Carrying value as at end of period/ year	24,260,847	24,260,847

The equipment deposit is for the lamination equipment for the manufacturing of smartglass. In 2023, the Company paid a further deposit of $15 million to SWIS Co., Limited for the purchase of 3 additional lines for its planned operation and made a provision of $5 million for the lamination line deposit paid in 2021.

16.	INTANGIBLE ASSETS

Group
	Technologies and Knowhow	Software and License	Goodwill	Total
	US$	US$	US$	US$

As of December 31, 2023
Cost	666,667	374,786	722,784	1,764,237
Provision	-	-	(722,784)	(722,784)
Accumulated amortization	(211,109)	(91,137)	-	(302,246)
As of December 31, 2023	455,558	283,649	-	739,207

Six months ended June 30, 2024
As of December 31, 2023	455,558	283,649	-	739,207
Amortization	(41,667)	(23,424)	-	(65,091)
As of June 30, 2024	413,891	260,225	-	674,116

As of June 30, 2024
Cost	666,667	374,786	722,784	1,764,237
Provision	-	-	(722,784)	(722,784)
Accumulated amortization	(252,776)	(114,561)	-	(367,337)
As of June 30, 2024	413,891	260,225	-	674,116

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 14 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT IN AN ASSOCIATE

	Group
	June 30 2024	December 31 2023
	US$	US$

Interest in associate	-	-
Amount due from an associate, net*	559,754	545,128
Provision for associate	(559,754)	(545,128)
	-	-

*The amount due from an associate is non-trade in nature, unsecured, interest bearing at 5% per annual and is payable on demand.

The following information contains only the particulars of a material associate, which is unlisted corporate entity whose quoted market price is not available:

Percentage Owned
Name of associate	Country of incorporation	Principal Activities	Paid up Capital	June 30, 2024	December 31, 2023

Greifenberg Digital Limited	Canada	Investment holding	US$2,087,000	23.96% (Direct)	23.96% (Direct)

Summarised financial information in respect of the Group's associated company is set out below. The summarized financial information below represents amounts in associates' financial statements prepared in accordance with IFRS Accounting Standard.

	June 30 2024	December 31 2023
	US$	US$
Current assets	183,761	183,761
Non-current assets	1,472,254	1,472,254
Current liabilities	(1,356,857)	(1,342,231)
Equity	299,158	313,784

Revenue	370,000	370,000
Loss from continuing operations	(828,973)	(814,347)
Loss for the period and total comprehensive loss	(458,973)	(444,347)
Dividend received from the associate	-	-

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 15 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	TRADE AND OTHER LIABILITIES

	Group
	June 30 2024	December 31 2023
	US$	US$

Trade payables	97,221	97,221
Other payables	720,191	301,093
Account due to directors (i)	358,907	98,465
Accruals	-	429,890
	1,176,319	926,669

(i)	The amount due to directors are non-trade in nature, unsecured, non-interest bearing and payable on demand.

19.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	June 30 2024	December 31 2023
	US$	US$

Derivative financial liabilities:
Carrying value as at beginning of period/ year	1,449,000	1,677,178
Derivative redeemed on conversion of promissory notes	-	(1,677,178)
Derivatives embedded in the convertible promissory note issued (Note 20)	-	1,449,000
Carrying value as at end of period/ year	1,449,000	1,449,000

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 16 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	CONVERTIBLE PROMISSORY NOTES

	Group
	June 30	December 31
	2024	2023
	US$	US$

Convertible promissory notes:
Face value of convertible promissory notes issued from July to December 2022 (note i)	-	5,502,927
Face value of convertible promissory note issued in November 2023 (note ii)	15,000,000	15,000,000
Debt discount to other reserves	(2,544,840)	(2,544,840)
Derivatives embedded in the convertible promissory note issued (Note 19)	(1,449,000)	(2,038,600)
Liability component on initial recognition	11,006,160	15,919,487
Converted to shares in the Company	-	(600,000)
Redeemed through the conversion to eGlass shares	-	(4,902,927)
Interest accrued	774,050	727,440
Carrying value as at end of period/ year	11,780,210	11,144,000

Note (i)

From July to December 2022, the Company issued a total of approximately US$5.5 million convertible notes (“CPNote(s)”). The CPNotes are interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a former subsidiary company of the Company, on the date eGlass receives notice from Australia Securities Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the issuance of the CPNote, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all CPNotes, according to the time of the one year anniversary, will then as appropriate, convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

In addition, each noteholder shall receive warrants (“Warrant”) equal to the amount of the CPNote to subscribe for one share in eGlass at the IPO Price for a period of one year after the IPO, provided that eGlass is listed on the ASX. The Warrants are assignable and transferable prior to the IPO. If eGlass is not listed on the ASX, the Warrants will automatically expire.

In November and December 2023, all of the CPNotes were converted into eGlass shares, except for US$600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of US$2.50 per share.

Note (ii)

In November 2023, the Company issued a US$15 million convertible promissory note (“Note”). The Note is redeemable in 2 years and has an interest rate of 12% per annum. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the Note. The holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report, there was no conversion of the Note.

21.	ISSUED CAPITAL

(a)	Share capital

Company
	June 30,		December 31,
	2024		2023
	Number of shares	US$	Number of shares	US$
Ordinary Shares fully paid	3,431,434	69,030,351	3,410,434	68,977,851

(b)	Movements in share capital

	Number of Shares	US$
December 31, 2023 and January 1, 2024	3,410,434	68,977,851
Issuance of shares for cash	21,000	52,500
June 30, 2024	3,431,434	69,030,351

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 17 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	ISSUED CAPITAL (Continued)

(d)       Convertible note

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). The Company received the proceeds through our solicitor firm. The NSI Note bears interest at 12% per annum maturing 2 years from the date of issuance of the NSI Note. The holder of the NSI Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the NSI Note. Under the NSI Note, the holder of the NSI Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report none of the NSI Notes have been converted or redeemed.

Subsequent to the period end to the date of this report, the details of convertible notes movement are as below:

On July 17, 2024, the Company entered into a Convertible Note and Warrants Purchase Agreement for Montague Capital Pty Ltd to raise US$350,000 for working capital. The Note is interest bearing at 6% per annum and maturing in two years from the date issuance of the Note. The holder of the Notes has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Montague would own more than 19.99% equity interest in the Company.

In addition, the noteholder shall receive a warrant representing 150% of the amount of the Note, raising an additional US$525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

(e)       Warrants

On January 3, 2022 in connection with the sale of the convertible note, the Company issued to the noteholders warrants to purchase up to 2,139,032 shares (pre share consolidation) raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 per share (pre share consolidation) for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In January 2024, none of these warrants were exercised and all these warrants expired.

In connection with the private placements in August and September 2022, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares (pre share consolidation) raising an additional US$3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 per share (pre share consolidation) for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In September 2024, none of these warrants were exercised and all these warrants expired.

Subsequent to the period end to the date of this report, the details of warrants movement are as below:

On July 17, 2024 in connection with the Convertible Note and Warrants Purchase Agreement, the Company issued to the noteholder warrants to purchases a total of 403,846 shares raising an additional US$525,000. If all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. At the date of this report, none of these warrants were exercised.

22.	COMMITMENTS

Non-cancellable operating leases

	Group
	June 30, 2024	December 31, 2023
	US$	US$

Within one year	4,242	10,698

23.	RESERVES

Other reserves represent reserve on the capital injection by non-controlling interest.

24.	CONTROLLED ENTITIES

As at June 30, 2024, the significant entities controlled by the Company are as follows:

	Country of Incorporation	Percentage Owned
		June 30, 2024	December 31, 2023
Parent Entity:
Integrated Media Technology Limited	Australia

Subsidiaries of Integrated Media Technology Limited:
CIMC Marketing Pty. Limited	Australia	100% (Direct)	100% (Direct)
IMTE Asia Limited	Hong Kong	100% (Direct)	100% (Direct)
IMTE Malaysia Limited	Malaysia	100% (Direct)	100% (Direct)
Itana Holdings Limited	Canada	100% (Direct)	100% (Direct)
Merit Stone Limited	British Virgin Islands	100% (Direct)	100% (Direct)
Ohho International Limited	Canada	51% (Direct)	51% (Direct)
Ouction Digital Limited	Canada	60% (Direct)	60% (Indirect)
World Integrated Supply Ecosystem Sdn. Bhd.	Malaysia	60% (Indirect)	60% (Indirect)
Itana Energy Pty Ltd	Australia	100% (Indirect)	100% (Indirect)
Admiral Energy (Australia) Pty Ltd	Australia	50% (Indirect)	50% (Indirect)

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 18 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25.	RELATED PARTY TRANSACTIONS

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$
Short term benefits	114,666	226,569

26.	CASH FLOW INFORMATION

	Group
	Period Ended June 30 2024	Period Ended June 30 2023
	US$	US$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / decrease in assets:
Other assets	-	29,579
Inventories	22,099	162,241
Trade receivables	(43,732)	(256,717)
Other receivables	(295,476)	701,734
Amount due from an associate	-	(88,313)
Amount due from former group companies	-	91,119
Increase in liabilities:
Trade and other liabilities	81,334	28,172
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	(235,775)	667,815

27.	EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since June 30, 2024, which has significantly affected, or may significantly affect the operation of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

(a)	On July 22, 2024, the Company issued a $350,000 convertible notes (“2407 Note”). The 2407 Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the 2407 Note. The holder of the 2407 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of $1.25 per share, subject to adjustment, over the term of the 2407 Note. The holder of the 2407 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In addition, the noteholder also received a warrant representing 150% of the amount of the 2407 Note, raising an additional $525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the 2407 Note and can be exercised at $1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. The use of the proceeds from this fund raise was for working capital. As at the date of this report none of the 2407 Note were converted and none of the warrants were exercised.

(b)

On July 26, 2024, the Group entered into an Exclusive Distribution Agreement for the distributing and sale of the smartglass products used in or installed in the Prefabrication Home Market. The distributor would maintain the exclusive distribution by achieving certain annual sales. The agreement if for 3 years with a renewal for 5 years under certain conditions.

Integrated Media Technology Limited | Interim Report | June 30, 2024	Page 19 of 19